UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mitek Systems, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

606710200

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 606710200	Page 2 of 6 Pages

(1)	Names of reporting persons Hyonmyong Cho
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 432,431
(6) Shared voting power 690,948
(7) Sole dispositive power 432,431
(8) Shared dispositive power 690,948
(9)	Aggregate amount beneficially owned by each reporting person 1,123,379
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.6% **
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

Page 3 of 6 Pages

SCHEDULE 13G/A

This Amendment No. 1 to Schedule 13G/A (the “Amendment”) is being filed on behalf of Mr. Hyonmyong Cho (the “Principal”), the principal of Greenlaw International Management Company LLC, a Delaware limited liability company (the “Adviser”), relating to the Common Stock, par value $0.001 per share (“Common Stock”) of Mitek Systems, Inc., a Delaware corporation (the “Issuer”). The initial 13G was filed with the Securities and Exchange Commission on February 17, 2011.

This Amendment relates to the Common Stock of the Issuer purchased by the Principal through his personal accounts (the “Principal’s Accounts”) and through the accounts of a certain private fund and a managed account (the “Adviser’s Accounts,” and with the Principal’s Accounts, the “Accounts”). The Adviser serves as the investment adviser to the Adviser’s Accounts and may direct the vote and dispose of the 690,948 shares of Common Stock of the Issuer held by the Adviser’s Accounts. As the principal of the Adviser, the Principal may direct the vote and disposition of the 690,948 shares of Common Stock of the Issuer held by the Adviser’s Accounts. In addition, as the holder of the Principal’s Accounts, the Principal may direct the vote and disposition of the 432,431 shares of Common Stock of the Issuer held by the Principal’s Accounts. In total, the Principal may direct the vote and disposition of 1,123,379 shares of Common Stock of the Issuer held by the Accounts.

Item 1(a)	Name of Issuer.

Mitek Systems, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices.

8911 Balboa Ave., Suite B

San Diego, California 92123

Item 2(a)	Name of Person Filing.

Mr. Hyonmyong Cho (the “Principal”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

961 Paseo del Sur

Santa Fe, New Mexico 87501

Item 2(c)	Citizenship or Place of Organization.

The Principal is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share (“Common Stock”).

Page 4 of 6 Pages

Item 2(e)	CUSIP Number.

606710200

Item 3	Reporting Person.

This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c) of the Securities Exchange Act of 1934.

Item 4	Ownership.

(a)	The Principal is the beneficial owner of 1,123,379 shares of Common Stock of the Issuer.

(b)

The Principal is the beneficial owner of 4.6% of the outstanding shares of Common Stock of the Issuer. This percentage is determined by dividing 1,123,379 by 24,586,942, the number of shares of the Issuer’s Common Stock issued and outstanding as of January 9, 2012, as reported in the Issuer’s most recent Schedule 14A filed on January 18, 2012, plus 44,687 of shares related to unexercised warrants.

(c)

As the principal of the Adviser, the Principal has the shared power to direct the vote and disposition of the 690,948 shares of Common Stock of the Issuer held by the Adviser’s Accounts. As the holder of the Principal’s Accounts, the Principal has the sole power to direct the vote and disposition of the 432,431 shares of Common Stock of the Issuer held by the Principal’s Accounts. In total, the Principal may direct the vote and disposition of 1,123,379 shares of Common Stock of the Issuer held by the Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Page 5 of 6 Pages

Item 9 Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

/s/ Hyonmyong Cho
Hyonmyong Cho